UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

GENERAL FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

Neil Gagnon, 1370 Avenue of the Americas, 24th Floor, New York, NY 10019, (212) 554-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:     Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101	13D/A	Page 2 of 8

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) GAGNON ADVISORS, LLC
2.	check the appropriate box if a group*
(a) ☐
(b) ☒
3.	sec use only

4.	sources of funds OO (Funds from Investment Advisory Clients).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	1,876,269
each reporting	9.	sole dispositive power	0
person with	10.	shared dispositive power	1,876,269
11.	aggregate amount beneficially owned by each reporting person 1,876,269
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐
13.	percent of class represented by amount in row 11 7.7%
14.	type of reporting person* IA

CUSIP No. 369822101	13D/A	Page 3 of 8

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) GAGNON SECURITIES LLC
2.	check the appropriate box if a group*
(a) ☐
(b) ☒
3.	sec use only

4.	sources of funds OO (Funds from Investment Advisory Clients).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	3,649,241
each reporting	9.	sole dispositive power	0
person with	10.	shared dispositive power	3,865,315
11.	aggregate amount beneficially owned by each reporting person 3,865,315
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐
13.	percent of class represented by amount in row 11 15.9%
14.	type of reporting person* IA, BD

CUSIP No. 369822101	13D/A	Page 4 of 8

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) NEIL GAGNON
2.	check the appropriate box if a group*
(a) ☐
(b) ☒
3.	sec use only

4.	sources of funds PF, AF, OO (Funds from Investment Advisory Clients).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power	682,021
beneficially owned by	8.	shared voting power	5,770,428
each reporting	9.	sole dispositive power	682,021
person with	10.	shared dispositive power	6,042,325
11.	aggregate amount beneficially owned by each reporting person 6,724,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐
13.	percent of class represented by amount in row 11 27.6%
14.	type of reporting person* IN

CUSIP No. 369822101	13D/A	Page 5 of 8

ITEM 1.  Security and Issuer

This Schedule 13D/A (the “Schedule”) relates to the common stock (“Common Stock”), of General Finance Corporation (the “Issuer”). This Schedule 13D/A amends, supplements and replaces the Schedule 13D dated January 27, 2012, and Amendment No. 1 thereto filed April 25, 2013, and the previous Schedule 13G dated December 31, 2008, as amended on February 12, 2010, April 8, 2010 and February 14, 2011. The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, CA 91103.

ITEM 2.  Identity and Background

(a)     This statement is filed by:

(i)	Gagnon Securities LLC (“GS”), a Delaware limited liability company which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) in its role as investment manager to several Accounts (as defined in Item 5 herein). GS is also duly registered as a broker-dealer;

(ii)	Gagnon Advisors, LLC (“Gagnon Advisors”), a Delaware limited liability company which is an investment adviser registered with the SEC under the Advisers Act in its role as investment manager to private investment funds; and

(ii)	Neil Gagnon, the Managing Member of GS and CEO of Gagnon Advisors, a citizen of the United States.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry of the appropriate party.

(b)     The address of the principal business and office of GS and Gagnon Advisors is 1370 Ave. of the Americas, 24th Floor, New York, NY 10019. The business address for Neil Gagnon is 1370 Ave. of the Americas, 24th Floor, New York, NY 10019.

(c)     This Schedule is filed on behalf of GS, Gagnon Advisors and Neil Gagnon. The principal business of GS is purchasing, holding and selling securities for investment purposes. The principal business of Gagnon Advisors is to furnish investment advice to private investment funds. Mr. Gagnon is the Managing Member and Principal Owner of GS and CEO of Gagnon Advisors.

(d)     None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

GS, Gagnon Advisors and Neil Gagnon purchased the shares of Common Stock through open market transactions, privately-negotiated transactions or through the conversion of certain derivative securities. All of such funds were obtained (and the funds for option exercises, if any, will be obtained) through the personal funds of Neil Gagnon and affiliate funds and through the working capital of the Accounts (as defined in Item 5 herein).

ITEM 4.  Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business.

CUSIP No. 369822101	13D/A	Page 6 of 8

The Reporting Persons expect from time to time to acquire or dispose of additional shares of Common Stock via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions, as each Reporting Person expects to continuously review such person’s investment in the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  Interest in Securities of the Issuer

(a)-(b)  GS may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 3,865,315 shares of Common Stock as of March 3, 2014, which represent 15.9% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 3,649,241

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 3,865,315

Gagnon Advisors may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,876,269 shares of Common Stock as of March 3, 2014, which represent 7.7% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,876,269

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,876,269

Neil Gagnon may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 6,724,346 shares of Common Stock as of March 3, 2014, which represent 27.6% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 682,021

(ii) Shared power to vote or direct vote: 5,770,428

(iii) Sole power to dispose of or direct the disposition: 682,021

(iv) Shared power to dispose of or direct the disposition: 6,042,325

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is 24,355,220, which is the number of shares of Common Stock referred to by the Issuer in its Quarterly Report on Form 10-Q, filed on February 11, 2014, for the period ended December 31, 2013.

GS, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice, may be deemed to beneficially own shares of the Issuer’s Common Stock held in the Accounts. GS shares voting power and dispositive power with Neil Gagnon, the managing member and principal owner of GS, with respect to shares of Common Stock held in the Accounts.

CUSIP No. 369822101	13D/A	Page 7 of 8

Gagnon Advisors, in its role as investment manager to private investment funds (the “Funds”) to which it furnishes investment advice, may be deemed to beneficially own shares of the Issuer’s Common Stock held by the Funds. Gagnon Advisors shares voting power and dispositive power with Neil Gagnon, the Chief Executive Officer of Gagnon Advisors, with respect to shares of Common Stock held by the Funds.

In addition to the shares of Common Stock held in the Accounts and by the Funds over which Mr. Gagnon shares voting and/or dispositive power with GS and Gagnon Advisors, respectively, Mr. Gagnon may be deemed to beneficially own shares of the Issuer’s Common Stock in personal accounts (the “Personal Accounts”), and in foundations, partnerships and trusts (the “Other Accounts). Mr. Gagnon expressly disclaims beneficial ownership of all securities held in the Accounts, the Other Accounts and the Fund.

(c)     The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days and through the filing date on behalf of GS, Gagnon Advisors and Mr. Gagnon are set forth in Exhibit B, and are incorporated herein by reference.

(d)    The Accounts, the Personal Accounts, the Other Accounts and the Funds described in Item 5 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. One of the Funds, Gagnon Investment Associates, LLC, holds in excess of five percent (5%) of the Common Stock of the Issuer.

(e)     Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.  Material to be Filed as Exhibits.

A.	Joint Filing Agreement, dated as of March 5, 2014, by and among Gagnon Securities, LLC, Gagnon Advisors, LLC and Neil Gagnon, filed as Exhibit A to this Schedule 13D/A.
B.	List of Transactions in Issuer’s Common Stock Effected by the Reporting Persons in the Last 60 Days.

CUSIP No. 369822101	13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2014
Date

GAGNON SECURITIES LLC

By: /s/ Neil Gagnon
Signature

Neil Gagnon/ Managing Member
Name/Title

GAGNON ADVISORS, LLC

By: /s/ Neil Gagnon
Signature

Neil Gagnon/ CEO
Name/Title

NEIL GAGNON

/s/ Neil Gagnon
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§240.13d-7 for other parties for whom copies are to be sent.